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                                                                 Exhibit No. 2.1


                               AMENDMENT NO. 1 TO
                              AGREEMENT OF MERGER

                 THIS AMENDMENT NO. 1 TO AGREEMENT OF MERGER ("Amendment") is made as of March 4, 1999 among SUNRISE ASSISTED LIVING, INC., a Delaware corporation (referred to herein as "Acquiror"), BUCKEYE MERGER CORPORATION, an Ohio corporation and wholly-owned subsidiary of Acquiror (referred to herein as "Merger Sub"), and KARRINGTON HEALTH, INC., an Ohio corporation (referred to herein as the "Company").

                 WHEREAS, Acquiror, Merger Sub and the Company are parties to an Agreement of Merger dated as of October 18, 1998;

                 WHEREAS, Acquiror, Merger Sub and the Company wish to amend certain of the terms and conditions of the Agreement as more fully set forth below; and

                 WHEREAS, as a condition to Acquiror's and Merger Sub's willingness to enter into this Amendment, concurrently herewith certain shareholders and each of the directors and officers of the Company are entering into an amendment to the Shareholder Agreement (as defined in the Agreement) with Acquiror, which amendment is dated as of the date hereof and is intended to reference and incorporate this Amendment into such Shareholder Agreement;

                 NOW THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:

                 1. Section 2.1(a). Section 2.1(a) of the Agreement is hereby amended by deleting Section 2.1(a) in its entirety and replacing it with the following new Section 2.1(a):

                 "(a)     Each issued and outstanding share of Company Common
         Stock (other than shares of Company Common Stock to be canceled in accordance with Section 2.1(d)) shall be automatically converted into the right to receive (i) 0.3333 of a share of Acquiror Common Stock (the "Exchange Ratio"), plus (ii) the associated right to purchase shares of Series C Junior Participating Preferred Stock of Acquiror pursuant to that certain Rights Agreement dated as of April 25, 1996 between Acquiror and First Union National Bank of North Carolina, as amended (the "Rights Agreement"). If, between the date of this Agreement and the Effective Time, Acquiror or the Company should split, subdivide, reclassify, recapitalize, combine or exchange their respective Common Stock, or pay a stock dividend or other stock distribution in their respective Common Stock, or otherwise change their respective Common Stock into a different number of shares, a different class or a different type of security, or make any other dividend or distribution on their respective Common Stock, then the Exchange Ratio will be appropriately adjusted to reflect such split, subdivision, reclassification, recapitalization, combination, exchange, dividend or other distribution or change. The Exchange Ratio shall be rounded, in each case, to the nearest ten-thousandth of a share."





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                 2.       Section 4.1.  Section 4.1 of the Agreement is hereby
amended by deleting the second sentence of Section 4.1 in its entirety and replacing it with the following new sentence:

         "The term "Material Adverse Effect on the Company" as used in this Agreement shall mean any change or effect that, individually or when taken together with all such other changes or effects, is or would reasonably be expected to be materially adverse to the financial condition, results of operations, properties or business of the Company and the Company Subsidiaries taken as a whole; provided, however, that Material Adverse Effect on the Company shall not be deemed to include the impact of (i) changes in general economic conditions or conditions applicable to the assisted living industry generally, (ii) changes or effects which result from the execution and delivery of this Agreement or the consummation of any transactions contemplated hereby other than changes or effects which result from
         (A) a change in control or change of control or similar event applicable to the Company or any Company Subsidiary or (B) the failure to obtain one or more Third Party Consents (as defined below) which failure individually or in the aggregate would have a Material Adverse Effect on the Company, (iii) the matters set forth in Section 4.1 of the Company Disclosure Schedule, (iv) the inability of the Company to obtain the consent to this Agreement of Catholic Health Initiatives ("CHI") related to the joint venture agreements between the Company and CHI to develop, own and/or operate assisted living residences in Ohio, New Mexico and Colorado, and (v) changes or effects which result from any action or inaction of Acquiror or any of Acquiror's affiliates, or any action that the Company or any of the Company's affiliates takes or is directed not to take at the request of Acquiror or any affiliate of Acquiror, in connection with the performance of management, consulting or other services provided to the Company or any of the Company's affiliates by Acquiror or any of Acquiror's affiliates pursuant to those certain three Development Agreements each dated as of December 1, 1998 between Sunrise Development, Inc. and the Company (relating to Hamilton, Ohio, Farmington Hills, Michigan and Edina, Minnesota, respectively), that certain Management Consulting Agreement dated as of December 31, 1998 between Sunrise Assisted Living Management, Inc. and the Company and that certain Management Services Agreement dated as of January 1, 1999 between Sunrise Assisted Living Management, Inc. and the Company (such Development Agreements, Management Consulting Agreement and Management Services Agreement are collectively referred to as the "Sunrise Services Agreements")."

                 3. Section 4.11. Section 4.11 is hereby amended by deleting clause (i) of Section 4.11 in its entirety, and by adding to the end of clause (ii) of Section 4.11 the phrase "and except for debt obligations incurred pursuant to the loan agreement between Karrington Operating Company, Inc. and Acquiror entered into in accordance with Section 5.19 of this Agreement".





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                 4.       Section 5.2(a).  Section 5.2(a) of the Agreement is
hereby amended by inserting the following phrase immediately following the phrase "conduct their respective businesses only in the ordinary course and consistent in all material respects with past practice,":

         "as modified or supplemented by any suggestions, guidance, assistance, advice and/or recommendations provided by Acquiror or any of Acquiror's affiliates in connection with the performance of management, consulting or other services provided to the Company or any of the Company's affiliates by Acquiror or any of Acquiror's affiliates pursuant to the Sunrise Services Agreements,"

                 5. Section 5.3(d). Section 5.3(d) of the Agreement is hereby amended by deleting clause (1) of Section 5.3(d) in its entirety and replacing it with the following new clause (1):

         "(1) Acquiror agrees to use its best efforts to make adequate provision in such Acquisition Transaction for shareholders of the Company to be entitled to receive, in lieu of Acquiror Common Stock as provided in Article II, the same type of securities or other property from another Person that the stockholders of Acquiror would so receive from such other Person, giving effect to the Exchange Ratio and"

                 6. Section 5.19. Section 5.19 of the Agreement is hereby amended by adding the following new sentence to the end of Section 5.19:

         "Concurrently with the execution and delivery of the Amendment No. 1 to Agreement of Merger dated as of March 4, 1999 among Acquiror, Merger Sub and the Company ("Amendment No. 1"), and pursuant to amended loan documentation entered into concurrently therewith, Acquiror shall make available to the Company an additional fully secured line of credit in the principal amount of up to $6.5 million, the proceeds of which are to be used for the working capital needs of the Company and its subsidiaries prior to the Closing (the "Additional Loan")."

                 7. Section 6.1(g). Section 6.1(g) of the Agreement is hereby amended by inserting the phrase "dated within two (2) business days before the date on which the Registration Statement shall become effective," immediately prior to the phrase "as provided in Section 5.1(e)".

                 8. Section 6.1(j). Section 6.1(j) of the Agreement is hereby amended by adding the parenthetical phrase "(as amended to reflect Amendment No. 1)" immediately prior to the phrase "from each of the Company Affiliates".

                 9. Section 6.3. Section 6.3 of the Agreement is hereby amended by deleting clauses 6.3(c) and 6.3(i) in their entirety.

                 10. Section 7.1(b). Section 7.1(b) of the Agreement is hereby amended by deleting clause (i) of Section 7.1(b) in its entirety and replacing it with the following new





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clause (i):  "(i) the Merger shall not have been consummated by June 30, 1999,
(provided, however, that this date may be extended to a date not later than September 30, 1999 by written notice of either Acquiror or the Company given to the other if the Merger shall not have been consummated as a result of Acquiror or the Company having failed by June 30, 1999 to receive all necessary Third Party Consents with respect to the Merger (as contemplated in Sections 6.2(e) and 6.3(e)) or as a result of an order, writ, judgment, injunction, consent decree, stipulation, determination or award entered by or with any Governmental Entity, as contemplated in Sections 6.1(c) and (f)), or".

                 11. Other Provisions. All other provisions of the Agreement shall remain in full force and effect.

                 12. Defined Terms. Capitalized terms used in this Amendment and not otherwise defined shall have the meanings set forth in the Agreement.

                 13. Counterparts. This Amendment may be executed and delivered in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

                 14. Governing Law. The validity and interpretation of this Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without reference to the conflict of laws principles thereof; except that the effectiveness of the Merger shall be governed by, and construed in accordance with, the laws of the State of Ohio.

                 15. Meditrust Covenants. By separate agreement, the measurement period for the covenants of the Meditrust loans and leases will be extended an additional one quarter and certain covenants which may be in default will be waived.

                 16.      Section 4.20 of the Company Disclosure Schedule.   In
accordance with Section 5.14 of the Agreement, Section 4.20 of the Company Disclosure Schedule is hereby amended to read in the manner set forth on Exhibit A to this Amendment.





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                 IN WITNESS WHEREOF, Acquiror, Merger Sub and the Company have caused this Amendment to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.


SUNRISE ASSISTED LIVING, INC.          KARRINGTON HEALTH, INC.



By:       /s/ David W. Faeder          By:      /s/ Richard R. Slager
     ---------------------------            -----------------------------------
      David W. Faeder                        Richard R. Slager
      President                              Chairman and Chief
                                             Executive Officer


BUCKEYE MERGER CORPORATION



By:       /s/ David W. Faeder
     ---------------------------
      David W. Faeder
      President





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